Exhibit 99.2

 PERDIGÃO’S NET INCOME GROWS 320% IN THE THIRD QUARTER

Company sales reach R$ 5.5 billion for the first nine months of the year and exports amounted to R$ 2.34 billion

Perdigão terminated the third quarter 2007 with a net income of R$ 90.2 million, an increase of 320.8% against the same period for the preceding fiscal year. The result reflects the Company’s excellent operating performance in the overseas and domestic markets that reported a growth of 31% and 17% in sales revenue, respectively. The highlight was in the sales of higher value-added products,  which posted an increase of 22.2%.

These factors, together with the diversification of the Company’s businesses, increased EBITDA (operating earnings before financial expenses, taxes and depreciation) by 94.7% to R$ 227.7 million compared with the same quarter in 2006.

Exports amounted to R$ 821.6 million, reflecting the intensification of demand in traditional markets (principally the Far East, Middle East and Europe), volumes being 16.1% higher for meats and 36.6% in other processed products. Competitive advantages in production costs also impacted overseas performance despite the appreciation of the Real against the US Dollar of more than 15%.

Domestic market sales surpassed the R$ 1 billion mark, sustained by the growth in sales volume, improved average prices and enhanced mix of higher value-added products, which now account for 82.6% of total sales in this market.

Gross sales between July and September were in excess of R$ 1.9 billion, 22.7% above the amount recorded in the same period in 2006. Gross profits increased from R$ 350.5 million to R$ 494.7 million, a jump of 41.2%.

CAPITAL EXPENDITURES

Capital expenditures in the quarter totaled R$ 287 million, 77.2% up on the same period last year. Funds were dedicated to the Mineiros agroindustrial complex in the state of Goiás, unveiled in March 2007, the increase in productive capacity and in new production lines. The Company also invested in the expansion of its distribution centers and IT processes as well as work on the expansion of Perdigão Mato Grosso, concluded in August, and which increased the poultry slaughtering capacity of the unit from 40 thousand to 280 thousand head/day.

Of total investments, R$ 163 million was allocated to the acquisitions of production lines and the Doriana, Delicata and Claybom margarine brands, the beef cattle slaughtering unit in Mirassol D´Oeste (MT) and the purchase of Paraíso Agroindustrial S/A, including a poultry slaughtering unit and an animal feed plant in Jataí (GO).

NUMBERS FOR THE QUARTER

R$ million

	3Q07	3Q06	Change %
Gross Sales	1,933.4	1,576.0	22.7
Domestic Market	1,111.7	949.2	17.1
Exports	821.6	626.8	31.1
Net Sales	1,658.1	1,340.1	23.7
Gross Profits	494.7	350.5	41.2
EBIT	161.2	47.5	239.4
Net Income	90.2	21.4	320.8
EBITDA	227.7	116.9	94.7
Capex	287.6	162.0	77.2
Earnings per share R$*	0.54	0.16	239.5

*Consolidated Earnings per Share (in R$), excluding treasury shares.

EXPORTS

 Meat export volume in the quarter amounted to 207,200 tons, 16.1% more than in the same period 2006. Processed meat products recorded a significant increase - 25.7% in volumes and 48.2 in sales -, indicative of the successful strategy adopted by the Company for boosting its business in the international market for this product segment.

Average prices remained at high levels with a quarter on quarter increase of 7.2% occurring in US dollar FOB prices. Average prices in Reais were 13.1% higher as against an average increase in costs of 5.2%.

With the exception of Eurasia, where sales volumes increased 3.2%, but revenues posted a decline of 3% due to the Russian trade ban on imports of Brazilian pork, the other markets registered satisfactory growth both in volumes as well as sales.

DOMESTIC MARKET

Sales in meat products during the quarter accounted for a growth of 12.8% in revenue and 4.4% in volume. However, in natura poultry and pork/beef products recorded a 0.1% slippage in sales and 27.9% in volumes, reflecting the switching of these products from the domestic market to meet strong export demand.

Dairy-processed products represented 19.1% of domestic sales. The 25.1% rise in average prices for the quarter, particularly due to the increase in milk and milk product prices, was reflected in the good sales performance and margin returns from this business.

The incorporation of revenue from the sale of Doriana, Delicata and Claybom-branded products, together with Becel and Becel ProActive brand operations, reinforced the overall performance of the other processed products segment (including pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line), which reported an increase of 63.6% in the quarter on 87.9% higher volumes.

The improved mix permitted an increase in the average prices of the products, 7.5% in the case of meats and 25.1% for dairy-processed products. Consequently, Perdigão was able to report better margins, also backed by the reduced impact of production costs.

SALES AMOUNT TO R$ 5.5 BILLION

For the accumulated period from January to September, Perdigão’s sales reached R$ 5.5 billion, a growth of 31.3% over the preceding fiscal year. Exports amounted to R$ 2.34 billion, a growth of 35.6%.

Exports were 608,200 tons, equivalent to an increase of 21.6% over the accumulated total for the first nine months in 2006. Elaborated/processed products reported a particularly strong performance with volumes 41.1% higher.

Domestic market sales were 838,300 tons representing sales of R$ 3.17 million equivalent to a growth of 28.4% compared with 2006.

By the end of September, the Company had invested R$ 566.7 million (including acquisitions), 11.7% higher than for the same period in 2006.

ACCUMULATED HIGHLIGHTS FOR THE YEAR

R$ million

	Accumulated 2007	Accumulated 2006	Change %
Gross Sales	5,512.6	4,197.9	31.3
Domestic Market	3,171.8	2,471.2	28.4
Exports	2,340.8	1,726.8	35.6
Net Sales	4,711.2	3,597.0	31.0
Gross Profit	1,317.0	851.6	54.6
EBIT	348.0	53.3	553.5
Net Income	223.8	5.5	3.941.1
EBITDA	562.3	248.9	125.9
Capex	566.7	507.8	11.6
Earnings per share R$*	1.35	0.03	3,159.8

* Consolidated Earnings per Share (in R$), excluding treasury shares.

STOCK MARKET

In the third quarter, Perdigão reported a record daily financial volume of US$ 18.6 million in shares traded on the Bovespa and the NYSE, equivalent to a growth of 131.2% compared with the same period in 2006.

Third quarter and first nine month-2007 share and ADR performance was positive, PRGA3 appreciating 9.3% in the quarter and 33.4% for the year on the São Paulo Stock Exchange. The ADRs (negotiated under the PDA symbol), traded on the NYSE, rallied 14.9% for the quarter and 59.3% for the year to the end of September.

Over a 12-month period, the Company’s shares appreciated 80% while the ADRs climbed 117%, exceeding the performance of the principal Bovespa and NYSE stock indexes.

Another important event in the quarter was the assignment of a first-time Ba1 global local currency corporate family rating to Perdigão. This classification by Moody’s Investors Service is the best attributed to companies in the world food industry and reflects the strong global positioning achieved by the Company, in addition to its expanded base in new businesses and the reduction in risks, the sustained long term strategy as well as the emphasis on high standards of corporate governance.

São Paulo, October 26, 2007.

For more information, contact:

Investor Relation

acoes@perdigao.com.br

(55) (11) 3718-5465

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.